SUPPORT AND VOTING AGREEMENT

July 16, 2023

Glencore AG
Baarermattstrasse 3
PO Box 777, 6241
CH-6340 Baar, Switzerland

Dear Sirs/Madams:

Re: Support and Voting Agreement

The undersigned individual Company Securityholder (the "undersigned") understands that Glencore AG (the "Purchaser") and PolyMet Mining Corp. (the "Company") wish to enter into an arrangement agreement dated as of the date hereof (the "Arrangement Agreement") contemplating an arrangement (the "Arrangement") of the Company under Division 5 of Part 9 of the Business Corporations Act (British Columbia), the result of which shall be the acquisition by the Purchaser of all the issued and outstanding common shares of the Company (the "Common Shares"), other than the Common Shares owned by the Purchaser and its affiliates.

All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement.

The undersigned hereby agrees, in his or her capacity as a Company Securityholder and not in his or her capacity as a director or officer of the Company, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of the Arrangement Agreement in accordance with its terms:

(a) to vote or to cause to be voted the Subject Securities (as defined below) in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b) no later than five (5) Business Days prior to the Company Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(c) not to, directly or indirectly (including through any of the undersigned's Representatives): (i) solicit, assist, initiate, encourage or otherwise facilitate (including, without limitation, by way of furnishing non-public information, entering into any form of written or oral agreement, arrangement or understanding or soliciting proxies) any inquiries, proposals or offers (whether public or otherwise) regarding an Acquisition Proposal; (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; (iii) enter into or otherwise engage or participate in any discussions or negotiations with any person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal; (iv) withdraw support, or propose publicly to withdraw support, from the transactions contemplated by the Arrangement Agreement; (v) enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal; (vi) act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser in connection with the Arrangement Agreement; or (vii) join in the requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution related to any Acquisition Proposal;

(d) except as contemplated by the Arrangement Agreement, not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of the Subject Securities to any person; (ii) grant any proxies or power of attorney, deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to the Subject Securities, other than pursuant to this letter agreement; or (iii) agree to take any of the actions described in the foregoing clauses (d)(i) and (d)(ii);

(e) not to exercise any rights of appraisal or rights of dissent provided under any applicable laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Meeting in connection therewith; and

(f) except as required pursuant to this letter agreement (including to give effect to clause (a) above), not to grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement in respect of the Subject Securities or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this letter agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Purchaser hereby agrees and acknowledges that the undersigned is executing this letter agreement and is bound hereunder solely in his or her capacity as a Company Securityholder. Without limiting the provisions of the Arrangement Agreement, nothing contained in this letter agreement shall limit or affect any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as a director or officer of the Company.

The undersigned hereby represents and warrants that (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his or her obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance, (b) he or she has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this letter agreement that he or she has either done so or waived his or her right to do so in connection with the entering into of this letter agreement, and that any failure on the undersigned's part to seek independent legal advice shall not affect (and the undersigned shall not assert that it affects) the validity, enforceability or effect of this letter agreement or the Arrangement Agreement, and (c) the undersigned owns (beneficially or otherwise) the securities of the Company listed in the table on the undersigned's signature page hereto (the "Subject Securities") and no other securities of the Company.

This letter agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. This letter agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

If the foregoing is in accordance with the Purchaser's understanding and is agreed to by the Purchaser, please signify the Purchaser's acceptance by the execution of this letter agreement where indicated below by an authorized signatory of the Purchaser and return the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement between the Purchaser and the undersigned.

[Remainder of page left intentionally blank. Signature pages follow.]

Yours truly,

By:
(Signature)

(Print Name)

(Name and Title)

(Address (Place of Residency))

Subject Securities

Common Shares:

Options:

Restricted Stock:

Restricted Share Units:

Deferred Share Units:

Company Bonus Shares (allocated but not yet issued):

Signature Page to Support and Voting Agreement

Accepted and agreed on July 16, 2023.

GLENCORE AG

By:
Name:
Title:

Signature Page to Support and Voting Agreement